Exhibit 99.2

SAVERONE 2014 LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

SAVERONE 2014 LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

i

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

	As of June 30,		As of December 31,
	2025	2024	2024
	Unaudited		Audited
Assets
Current assets
Cash and cash equivalents	15,993	11,302	13,298
Trade receivables, net	1,728	1,290	1,621
Other current assets	762	1,247	1,686
Inventory	4,140	5,760	5,013
Total current assets	22,623	19,599	21,618

Non-current assets
Trade receivables, net	735	871	804
Property and equipment, net	192	211	229
Restricted deposits	216	216	216
Right of usage asset, net	761	1,142	951
Total non-current assets	1,904	2,440	2,200

Total assets	24,527	22,039	23,818

Current liabilities
Current maturities of leasing liability	469	469	469
Trade payables	1,471	3,695	1,826
Other current liabilities	2,598	2,037	2,991
Liability in respect of government grants	239	650	239
Derivative warrants liability	54	57	-
Promissory notes, net	1,665	3,912	6,336
Total current liabilities	6,496	10,820	11,861

Non-current liabilities
Leasing liability, net current	408	796	606
Liability in respect of government grants	811	801	721
Total non-current liabilities	1,219	1,597	1,327

Shareholders’ equity
Share capital and premium	192,051	150,353	169,949
Capital reserve in respect of share-based payment	11,428	11,163	11,229
Accumulated deficit	(186,667)	(151,894)	(170,548)
Total shareholders’ equity	16,812	9,622	10,630

Total liabilities and shareholders’ equity	24,527	22,039	23,818

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024
	Unaudited		Audited
Revenues	756	483	1,683
Cost of revenues	(532)	(398)	(1,069)
Gross profit	224	85	614

Research and development expenses, net	(9,840)	(8,897)	(19,397)
Selling and marketing expenses, net	(2,425)	(2,406)	(4,796)
General and administrative expenses	(4,742)	(4,460)	(9,673)
Operating loss	(16,783)	(15,678)	(33,252)

Financing expenses	(3,031)	(1,242)	(2,785)
Financing income	3,695	636	1,099
Financing income (expenses), net	664	(606)	(1,686)

Loss for the period	(16,119)	(16,284)	(34,938)
Comprehensive loss for the period	(16,119)	(16,284)	(34,938)

Loss per share attributed to shareholders of Company, par value NIS 0.01 each

Basic and diluted loss per share:
Basic and diluted loss per share	(0.01)	(0.21)	(0.30)
Weighted average of number of shares used to calculate the basic and diluted loss per share	1,217,701,006	79,171,297	117,908,475

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands, except per share and share data)

For the six-month period ended June 30, 2025

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2025 (audited)	169,949	11,229	(170,548)	10,630
Share-based payment	-	322	-	322
Issuance of ADS resulted from partial exercise of Commitment Amount under equity line	15,198	-	-	15,198
Repayment of promissory note through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	5,124	-	-	5,124
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	1,657	-	-	1,657
Exercise of restricted share units into ordinary shares	123	(123)		-
Comprehensive loss for the period	-	-	(16,119)	(16,119)
Balance as of June 30, 2025 (unaudited)	192,051	11,428	(186,667)	16,812

For the six-month period ended June 30, 2024

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2024 (audited)	135,243	10,939	(135,610)	10,572
Share-based payment	-	388	-	388
Issuance of ADS resulted from partial exercise of Commitment Amount under equity line	6,812	-	-	6,812
Repayment of promissory note through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	3,912	-	-	3,912
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	4,222	-	-	4,222
Exercise of restricted share units into ordinary shares	164	(164)	-	-
Comprehensive loss for the period	-	-	(16,284)	(16,284)
Balance as of June 30, 2024 (unaudited)	150,353	11,163	(151,894)	9,622

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands, except per share and share data)

For the year ended December 31, 2024

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2024 (audited)	135,243	10,939	(135,610)	10,572
Share-based payment to employees	-	598	-	598
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	17,403	-	-	17,403
Repayment of promissory notes (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	12,773	-	-	12,773
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	4,222	-	-	4,222
Exercise of restricted share units into ordinary shares	308	(308)	-	-
Comprehensive loss for the year	-	-	(34,938)	(34,938)
Balance as of December 31, 2024 (audited)	169,949	11,229	(170,548)	10,630

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024
	Unaudited		Audited
Cash flow from operating activity
Comprehensive loss for the period	(16,119)	(16,284)	(34,938)
Adjustments required to present cash flows from operating activities (Appendix A)	751	(31)	532
Net cash used in operating activities	(15,368)	(16,315)	(34,406)

Cash flows from investment activity
Change in restricted as to withdrawal	-	(5)	(5)
Purchase of property and equipment	(7)	(10)	(79)
Net cash used in investment activity	(7)	(15)	(84)

Cash flows from financing activity
Proceeds received from issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	15,165	6,307	16,277
Net proceeds received from issuance of third and fourth promissory note	-	-	10,532
Repayment of government grants	-	-	(144)
Net proceeds received from issuance of ADSs and warrants as part of shelf prospectus through public offering transaction	4,900	4,222	4,222
Repayment of principal in respect of leasing liability	(235)	(117)	(352)
Exercise of restricted share units into ordinary shares	(*)-	(*)-	(*)-
Net cash provided by financing activity	19,830	10,412	30,535

Change in balance of cash and cash equivalents	4,455	(5,918)	(3,955)
Exchange differences on cash and cash equivalents	(1,760)	108	141
Balance of cash and cash equivalents, beginning of period	13,298	17,112	17,112

Balance of cash and cash equivalents, end of period	15,993	11,302	13,298

(*)	Representing amount lower than NIS 1.

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024
	Unaudited		Audited
Appendix A – Adjustments required to present cash flows from operating activities

Income and expenses not involving cash flows
Depreciation	44	47	98
Amortization of right for use asset	190	129	320
Interest expenses in respect of leasing	37	50	95
Share-based payment to employees and service providers	255	388	598
Revaluation of derivative warrant liability and related expenses	(3,122)	(217)	(274)
Recognition of discount, interest and exchange differences expenses related to Promissory Note	386	494	1,246
Finance expenses incurred from partial exercise of Commitment Amount under equity line	100	696	1,318
Exchange differences on cash and cash equivalent and restricted deposits	1,760	(108)	(141)
Changes in liability in respect of government grants	90	123	(224)
	(260)	1,602	3,036
Changes in asset and liability items
Decrease (increase) in other current assets	924	262	(177)
Increase in trade receivables	(38)	(56)	(320)
Decrease (increase) in inventory	873	(1,226)	(479)
Decrease in trade payables	(355)	(608)	(2,477)
Increase (decrease) in other current liabilities	(393)	(5)	949
	1,011	(1,633)	(2,504)

	751	(31)	532

Appendix B – Non-cash investment and financing activities
Repayment of promissory note (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	5,057	3,721	12,581

Appendix C - Additional information pertaining to cash flows
Interest received	193	-	404

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 1 – General

A.	Incorporation and operations

Saverone 2014 Ltd. (the “Company”) was founded in Israel on November 16, 2014 and commenced its business activity on that date (the “Inception Date”). From the Inception Date, the Company has been active in one operating segment, i.e., development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving (the “Saverone System”). Our principal executive offices are located at Em Hamoshavot Rd. 94, Petah Tikvah, 4970602 Israel.

B.	The Company’s business position

The Company is currently in the early commercialization stage and has not yet generated sufficient revenues from selling of Saverone systems. From the Inception Date and through June 30, 2025, the Company reported losses and a negative cash flow from current operating activity. As of June 30, 2025, the Company has an accumulated deficit of NIS 186,667 and it had a comprehensive loss of NIS 16,119 for the period of six months ended June 30, 2025.

On June 5, 2023, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd., Cayman Islands-based hedge fund (“Yorkville” or “YA”), under which the Company had the right to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $10,000 thousand (the “Commitment Amount”) of the Company’s ADSs, during a limited period of 48-months, at a price equal to 95% of the lowest of the 3 daily VWAPs, subject to certain limitations,. Upon execution of the SEPA, Yorkville advanced the Company, an amount of $2,000 thousand out of the Commitment Amount in form of promissory note (the “First Promissory Note”) which accrued interest at an annual rate of 8%, with a 3% original issue discount and maturity at the 12-month anniversary of the date of issuance based on 12 equal monthly payments schedule settled either in cash or by issuance of Advance Shares.

During the period commencing on the YA Effective Date through the December 31, 2023, the Company sold 33,034,240 Shares to Yorkville for a total purchase price of $3,394 thousand (approximately NIS 12,572 thousand) out of the Commitment Amount under SEPA (including as partial repayment of the first Promissory Note).

See Note 13C3 to the financial statements as of December 31, 2024, for further information.

On December 11, 2023, the Company and Yorkville entered into a first amendment to the SEPA pursuant to which Yorkville, advanced the Company additional $1,000 thousand (approx. NIS 3,708 before issuance costs) of the Commitment Amount in the form of a promissory (the “Second Promissory Note”) with substantially the same terms as the First Promissory Note and that will be repaid in 5 equal monthly installments beginning on the 150th day following the date of the Second Promissory Note’s issuance and on March 25, 2024 the Maturity Date was extended to July 8, 2024 .The Second Promissory Note may be repaid with the proceeds of an Advance under the SEPA or repaid in cash. See Note 13C3 to the financial statements as of December 31, 2024, for further information.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 1 – General (cont.)

B.	The Company’s business position (cont.)

On December 13, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell and issue to Yorkville through a registered direct offering (the “Registered Direct Offering”) 8,333,335 ordinary shares (represented by ADSs) for total gross proceeds of $1,000 thousand (approximately NIS 3,685) See Note 13C4 to the financial statements as of December 31, 2024.

On March 25, 2024, the Company entered into second amendment to the SEPA, under which the Commitment Amount was increased to $15,000 thousand.

On June 25, 2024, the Company entered into a securities purchase agreement pursuant to which the Company issued to two institutional investors through a registered direct offering 12,555,555 ordinary shares (represented by ADSs) for total gross proceeds of $1,130 thousand (approximately NIS 4,222). See Note 13C4 to the financial statements as of December 31, 2024.

On July 16, 2024 the Company entered into a second Standby Equity Purchase Agreement (the “New SEPA”) with Yorkville, under which the Company has the right to sell to Yorkville from time to time up to $15,000 thousand (the “Commitment Amount”) of the Company’s ADS, during a limited period of 36-months following the execution of the New SEPA. Under the New SEPA, Yorkville advanced to the Company a principal amount of $3,000 thousand (the “Pre-Paid Advance”), evidenced by convertible promissory notes (the “Third Promissory Note”), which were convertible subject to Yorkville decision into Company’s ADSs. From the $3,000 thousand Pre-Paid Advance (approx. NIS 10,763) approx. $1,049 thousand (approx. NIS 3,860) was used to early repay the remaining amount of the Second Promissory Note and accordingly the net cash received amounted to $1,846 thousand (approx. NIS 6,903). Upon the effectiveness of the New SEPA, the previous SEPA was terminated.

During the period commencing on the Effective Date of the New SEPA through December 31, 2024, the Company sold 74,793,290 ordinary shares (represented by ADSs) to Yorkville at fair value of $2,382 thousand (approximately NIS 8,860 thousand) as a partial repayment of the Third Promissory Notes in the amount of 2,250 thousand (approximately NIS 8,373 thousand). Thus, as of December 31, 2024 the remaining outstanding balance of the Third Promissory Notes was 750 thousand (approximately NIS 2,735 thousand).

For further information see Note 13C5 to the financial statements as of December 31, 2024 and Note 3 below.

On November 11, 2024, the Company issued to Yorkville, an unsecured non-convertible promissory note (the “Fourth Promissory Note”) in an amount of $1,000 thousand (the “Principal Amount” approx. NIS 3,629). The fourth Promissory Note will mature on November 11, 2025, bears an interest at a rate of 8%, and was issued with a 3% original issue discount. The fourth Promissory Note, will be repaid in 10 equal monthly installments beginning on the 90th day from the date of the issuance.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 1 – General (cont.)

B.	The Company’s business position (cont.)

On January 30, 2025, the Company entered into securities purchase agreements with certain institutional investors of selling through a registered direct offering an aggregate of 195,428,970 ordinary shares (represented by ADSs) together with unregistered warrants to purchase ADSs up to an aggregate of 390,857,940 ordinary shares (exercisable up to 108,599 ADSs, with an exercise price of $31.99 per ADS) for gross amount of $1,520 thousand (approximately NIS 5,487).The net cash expenses of such issuance amounted to $163 thousand (approximately NIS 587). In addition the Company issued to the Placement Agent, warrants to purchase up to an aggregate of 13,680,000 ordinary shares (exercisable up to 3,801 ADS’s, with an exercise price of $34.99 per ADS).

See Note 4E below regarding ADS ratio changes occurred during the interim reporting period.

During the six months ended on June 30, 2025, the Company sold 3,130,608,000 ordinary shares to Yorkville for a total of $5,506 (approximately NIS 20,222 thousand) out of the Commitment Amount under the New SEPA, of which NIS 15,165 through partial exercise of commitment amount under equity line and NIS 5,057 as partial repayment of Promissory Notes.

The Company plans to finance its operations through the sales of equity and/or debts, including raising equity by an additional public offering through shelf registration on the Nasdaq Capital Market (the “Nasdaq”) and also through increasing its revenues from sales of the Saverone Systems and if applicable a reduction in operating expenses.

However, there can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet its current obligations and to achieve its business targets. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

C.	The impact of Iron Sword War

Beginning on October 7th, 2023, following the attack on the State of Israel by the terrorist organization Hamas and a combat front that was opened, simultaneously, with the terrorist organization Hezbollah, both of which were supported and financed, directly and indirectly, by Iran, the State of Israel declared a state of war and a large-scale mobilization of reserves (hereinafter – the “War”) and launched a campaign to protect the residents of the state and its borders. During the war, residents were evacuated from the affected areas, both around the “Gaza Strip” and on Israel’s border with the State of Lebanon. The war has, at times, a significant impact on the economic and business activity in the country, and it weighs heavily on the functional and operational continuity of businesses in Israel.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 1 – General (cont.)

C.	The impact of Iron Sword War (cont.)

Due to the war, at the beginning of 2024, international rating agencies lowered Israel’s credit rating (and subsequently also of the five largest banks in Israel), along with a negative outlook and the possibility of another downgrade. On the other hand, it seems that the actual extent of the damage to the economic activity and general situation of the State of Israel was smaller than expected. In November 2024, a ceasefire was reached with the State of Lebanon, in the north of the country, in light of the defeat of the terrorist organization Hezbollah. However, the fighting in the Gaza Strip continues. On June 2025, Israel launched another campaign against Iran, aimed at damaging Iran’s ability to develop nuclear weapons and its’ continued support of terror groups. A ceasefire with Iran was reached by the end of June 2025. On the other hand, the State of Israel began, during 2024, the renovation of the areas that were damaged by the war.

The Company’s management is continuously monitoring developments and acting in accordance with the directives of the various authorities. However, since these are events characterized by uncertainty, among other things, regarding the date of the end of the war and the indirect effects that may be caused by it, as of the date of approval of the interim financial statements by the Board of Directors, since this is an event beyond the Company’s control and characterized by uncertainty, inter alia as to when the War will end, the Company is unable to predict the intensity of the War impact on the Company’s financial condition and its operations results.

Note 2 - Significant accounting policies

A.	Basis of presentation

The accompanying unaudited condensed interim financial statements and related notes should be read in conjunction with the Company’s financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the Securities and Exchange Commission (“SEC”) on March 21, 2025. The unaudited condensed interim financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. The interim condensed financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements in accordance with IFRS for interim periods, as prescribed in IAS 34 “Interim Financial Reporting”. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any other interim period or for any future period.

The Interim Financial Statements were approved for issue by the Board of Directors on August 28, 2025.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (cont.)

B.	Material accounting policies

The Interim Financial Statements have been prepared in accordance with the accounting policies adopted in the Company’s most recent annual financial statements for the year ended 31 December 2024.

C.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates.

D.	New Standards adopted at 1 January 2025

Amendments to IAS 21: Lack of Exchangeability

On 15 August 2023, the International Accounting Standards Board (IASB) issued Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates) (“the amendments”).

IAS 21 sets out the requirements for determining the exchange rate to be used for recording a foreign currency transaction into the functional currency and translating a foreign operation into a different currency.

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments became effective to annual reporting periods beginning on or after 1 January 2025.

The amendments did not have significant effect on the financial statements.

E.	New Standards not yet effective

International Financial Reporting Standard 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

On 9 April 2024 the International Accounting Standards Board (IASB) published IFRS 18.

IFRS 18, replaces IAS 1 ‘Presentation of Financial Statements’ with the objective to improve how information is communicated in an entity’s financial statements, particularly in the statement of profit or loss and in its notes to the financial statements.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (cont.)

E.	New Standards not yet effective (cont.)

International Financial Reporting Standard 18, Presentation and Disclosure in Financial Statements (“IFRS 18”) (cont.)

The main changes that will apply to the financial statements with the implementation of IFRS 18, in relation to the presentation and disclosure instructions that apply today include the following:

●	IFRS 18 will change the structure of the profit or loss report and will include three new defined categories: operating, investment and financing and will add two new interim summaries: operating profit and profit before financing and income taxes.

●	IFRS 18 includes guidelines for providing disclosure on performance indicators defined by management (Management-defined performance measures).

●	IFRS 18 provides guidelines regarding the aggregation and disaggregation of the information in the financial statements in relation to the question of whether information should be included in the main reports or in explanations and disclosures regarding items defined as “other”.

●	IFRS 18 includes amendments to other standards, including limited amendments to International Accounting Standard 7, Statement of Cash Flows.

IFRS 18 will become effective, in a retrospective manner, for annual reporting periods beginning on or after 1 January 2027. Early application of IFRS 18 is permitted.

The company is examining the possible impact of the new standard on the financial statements, but at this stage it is unable to assess such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

Note 3 - Execution of Standby Equity Purchase Agreement and Promissory Note

As further described in Note 13C3 to the Company’s annual financial statements for the year ended December 31, 2024, on July 16, 2024 (the “Effective Date”), the Company entered into a second Standby Equity Purchase Agreement (the “New SEPA”) with Yorkville. Upon the effectiveness of the New SEPA, the previous SEPA was terminated.

Pursuant to the New SEPA, subject to certain terms and conditions set forth in the agreement, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs”, each representing 5 ordinary shares of the Company (such number of shares was adjusted in October 2024 to 90 ordinary shares per ADS, in February 2025, to 1,200 ordinary shares per ADS and in June 2025 to 3,600 ordinary shares per ADS), par value NIS 0.01 per share for an aggregate subscription amount of up to $15 million (the “Commitment Amount”), at any time from Effective Date until July 16, 2027, unless earlier terminated pursuant to the New SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”).

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - Execution of Standby Equity Purchase Agreement and Promissory Note (cont.)

Under the New SEPA, The Company will be entitled to sell to Yorkville the ADSs at a purchase price equal to 95% of the Market Price which is defined in the agreement as the lowest daily volume weighted average price (“VWAP”) of the Common Stock during the period (the “Pricing Period”) of 3 consecutive trading days commencing on the trading day immediately following the Investor’s receipt of an Advance Notice. At the end of each Pricing Period the Company will deliver the ADSs sold to Yorkville against payment of the Purchase Price.

The Company will not have the right to require Yorkville to subscribe for any ADSs under the New SEPA if a balance remains outstanding under the Third Promissory Note without Yorkville’s consent, unless an Amortization Event (if the daily VWAP will be less than the Floor Price, as defined in the agreement or if Yorkville cannot use the registration statement to sell ADSs) has occurred and the proceeds of any Advance is applied towards repayment of a balance under a Promissory Note. During an Amortization Event, the Company will be required to make monthly payments under the Promissory Notes of $500 thousand of principal, or the outstanding principal if less than such amount, plus 10%, plus all accrued and unpaid interest on the principal amount, unless waived by Yorkville. During late 2024, the daily VWAP was below the Floor Price as defined in the Promissory Notes and thus it was determined that an Amortization Event has occurred. However, on December 6, 2024, Yorkville waived through January 31, 2025 any Amortization Event under the SEPA as a result of a Floor Price Event. Such waiver was extended until April 21, 2025. Additionally, Yorkville agreed to waive through April 21, 2025, any amortization event under the SEPA as a result of a Floor Price Event requiring the early repayment of approximately $75 thousand outstanding under the pre advances made by Yorkville under the SEPA.

Under the New SEPA, Yorkville advanced to the Company the principal amount of $3,000 thousand (the “Pre-Paid Advance” or the “Third Promissory Note”), which was evidenced by three convertible notes, which are convertible into Company’s ADSs. The Pre-Paid Advance was subject to a discount in the amount equal to 3% of the principal amount of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount (the “Original Issue Discount”). The Pre-Paid Advances were received between July 2024 and August 6, 2024. Yorkville and the Company intend to utilize the New SEPA as the ongoing funding mechanism in lieu of previous SEPA which was terminated under the New SEPA.

Due to the 3% discount of the Third Promissory Note and the Fee, the net amount received for the Third Promissory Note amounted to $2,895 thousand (NIS 10,763) of which, $1,049 thousand was received as a settlement of the entire balance of the Second Promissory Note (plus accrued and unpaid interest thereon) and the remaining amount of $1,846 (approx. NIS 6,903) thousand was received in cash.

Principal, interest and any other payments due under the Third Promissory Note shall be paid in cash on January 16, 2026 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. The Company was not able to prepay or redeem any portion of the outstanding principal and accrued and unpaid interest thereunder. Yorkville was entitled to convert any portion of the outstanding principal of the Promissory Notes plus accrued and unpaid interest on such outstanding principal (such amount, the “Conversion Amount”) into ADSs at the Conversion Price (as defined in the agreement). The number of Conversion Shares issuable upon conversion of the Conversion Amount will be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The “Conversion Price” means, as of any conversion date or other date of determination and subject to adjustments as set forth in the Third Promissory Note agreement.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - Execution of Standby Equity Purchase Agreement and Promissory Note (cont.)

As the Third Promissory Note entitled Yorkville to require settlement with variable number of ADS through the conversion mechanism described above, it was determined that the embedded conversion option is not eligible to equity classification, and thus the company elected to designate the entire liability amount at fair value thorough profit or loss measurement category.

As of June 30, 2025 there is no remaining outstanding balance under the Third Promissory Note.

On November 11, 2024, the Company issued to Yorkville, an unsecured non-convertible promissory note (the “Fourth Promissory Note”) in the original principal amount of $1,000 thousand (the “Principal Amount”) (approx. NIS 3,629). The Fourth Promissory Note will mature on November 11, 2025, bears an interest at a rate of 8%, and was issued with a 3% original issue discount. Pursuant to the terms of the Fourth Note, it will be repaid in 10 equal monthly installments beginning on the 90th day from the date of the issuance. The outstanding Principal Amount and the accrued interest may be repaid in cash or with the proceeds of an Advance under the New SEPA. The Fourth Promissory is accounted for at amortized cost.

On March 19, 2025, Yorkville agreed to modify the Fourth Promissory Note to postpone the remaining nine monthly payment thereunder by 30 days from the original payment schedule such that the maturity date was extended to December 11, 2025. The company analyzed the terms of the Fourth Promissory Note before and after the modification and determined that the effect was insignificant.

As of June 30, 2025 the remaining outstanding balance of the Fourth Promissory Note was $494 thousand (approximately NIS 1,665 thousand).

The following tabular presentation reflects the reconciliation of the carrying amount of the Promissory Notes during the six-month period ended June 30, 2025:

Six months period ended June 30,
2025
Unaudited
Opening balance	6,336
Repayment of Promissory Notes and accrued interest through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	(3,110)
Recognition of discount, interest expenses related to the third Promissory Notes	375
Repayment of fourth Promissory Notes and accrued interest through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	(1,947)
Recognition of interest expenses related to the fourth Promissory Note	178
Income from exchange differences	(167)
Closing balance	1,665

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - Execution of Standby Equity Purchase Agreement and Promissory Note (cont.)

During the period commencing on January 1, 2025 through June 30, 2025 , the Company sold 3,130,608,000 ordinary shares to Yorkville out of the Commitment Amount under SEPA for a total purchase price of $5,506 thousand (approximately NIS 20,222). As a result of the above, the Company issued Yorkville share with a total fair value of $5,530 thousand (approx. NIS 20,322), of which, NIS 15,198 represents a partial exercise of commitment amount under equity line, and an amount of NIS 5,124 represents a partial repayment of principal and accrued interest related to the promissory notes.

Note 4 - Share capital and reserves

A.	Composition of share capital

	June 30, 2025		December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Unaudited		Audited
Ordinary shares, par value NIS 0.01 each	10,000,000,000	3,741,252,546	1,000,000,000	415,103,076

B.	Securities purchase agreements

On January 30, 2025, the Company entered into securities purchase agreements with certain institutional investors of selling through a registered direct offering an aggregate of 195,428,970 ordinary shares (represented by ADSs) together with unregistered warrants to purchase ADSs up to an aggregate of 390,857,940 ordinary shares (exercisable up to 108,599 ADSs, with an exercise price of $31.99 per ADS) for gross amount of $1,520 thousand (approximately NIS 5,487). The net cash expenses of such issuance amounted to $163 thousand (approximately NIS 587). In addition the Company issued to the Placement Agent, warrants to purchase up to an aggregate of 13,680,000 ordinary shares (exercisable up to 3,801 ADS’s, with an exercise price of $34.99 per ADS). The company allocated an amount of NIS 3,557 to the warrants which are accounted for as derivative warrant liability and the remaining NIS 1,930 was allocated to the ordinary shares. Out of the related issuance expenses, an amount of NIS 381 was allocated to the derivative warrant liability and recognized as an expense in profit or loss and the remaining amount of NIS 206 that was allocated to the ordinary shares was recognized as a decrease from equity. The fair value of the issuance to the placement agent amounted to NIS 190 and was accounted for as share-based payment. Such amount was allocated to the warrants and the ordinary shares in a similar manner to the other issuance expenses.

C.	Increasing the Company authorized shares

On August 18, 2025, the general meeting of shareholders of the Company approved to increase the authorized shares of the Company to 500,000,000,000 ordinary shares.

D.	Rights attached to the ordinary shares

The ordinary shares of the Company grant the holders thereof the right to participate and vote in shareholders meetings, the right to receive a dividend, as declared, the right to participate in distributions of bonus shares and the right to participate in the distribution of the assets of the Company upon liquidation.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 4 - Share capital and reserves (cont.)

E.	ADS Ratio Change

On June 11, 2025, the Company effected the change in the ratio of each ADS to Ordinary Shares from one (1) ADS representing one thousand two hundred (1,200) Ordinary Shares, to one (1) ADS representing three thousand six hundred (3,600) Ordinary Shares. This change in the ADS ratio had has the effect of a reverse stock split on the existing ADSs on the basis of one (1) new ADS for every three (3) old ADSs held by the Company’s holders (the “June 2025 Reverse Stock Split”).

F.	Changes in the issued and outstanding capital

Six months period ended June 30, 2025
Unaudited

Balance as of January 1, 2025	415,103,076
Issuance of Advance Shares resulted from partial exercise of Commitment Amount under equity line and partial repayment of Promissory Notes (see Note 3 above)	3,130,608,000
Issuance of shares as part of shelf prospectus through public offering transaction	195,428,970
Exercise of restricted shares units into ordinary shares	112,500
Balance as of June 30, 2025	3,741,252,546

Note 5 - Loss per share

Basic and diluted net loss per ordinary share

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period (including shares that were fully paid under the pre-funded amount). Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method with respect to options and certain warrants and using the if-converted method with respect to certain warrants accounted for as derivative financial liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of options or warrants.

During the period of six months ended June 30, 2025 and 2024, the total weighted average number of ordinary shares, par value NIS 0.01 per share, of the Company related to outstanding options and warrants excluded from the calculation of the diluted loss per share was 358,709,597 and 19,723,878, respectively.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 5 - Loss per share (cont.)

The following table presents a summary of the loss and number of shares (including adjustments to such data) that were taken into consideration for purposes of computing the loss per share (both basic and diluted).

	Six months period ended June 30,		Year ended December 31,
	2025	2024	2024
	Unaudited		Audited
Loss attributed to the shareholders of the Company for purposes of computing the basic and diluted loss per share	(16,119)	(16,284)	(34,938)

	Number of shares		Year ended
	Six months period ended June 30,		December 31,
	2025	2024	2024
	Unaudited		Audited
Weighted number of shares used in computing basic and diluted loss per share	1,217,701,006	79,171,297	117,908,475

Note 6 - Financial risk factors

A.	General

The Company’s activities expose it to a variety of financial risks , market risks, credit risks and liquidity risks. During each period, the Company assesses the financial risks and makes decisions regarding them accordingly.

The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual financial statements as of December 31, 2024.

There have been no changes in the risk management policies since the year-end.

B.	Fair value of financial instruments

Items, the carrying value of which approximates their fair value

The Company’s financial instruments which are part of its working capital, include cash and cash equivalents, short-term bank deposits, restricted deposits, trade receivables, net other current assets, trade payables and other current liabilities. As of the reported periods, the balances of these financial instruments in the statements of financial position constitute an approximation of their fair values. In addition, the Company has a liability in respect of government grants, a liability in respect of leasing and promissory notes, net that are measured at the initial recognition date at fair value and in subsequent periods at the amortized cost using the effective interest method. Taking into consideration that there has not been a significant change in the discount rate used for recognition of the liabilities and the current discount rate, the balance constitutes an approximation of fair value.

In addition, as of June 30, 2025, the company has a Derivative warrants liability in the amount of NIS 54 which is classified at fair value through profit or loss category. The fair value of such liability was measured based on Black & Scholes method (level 3 in the fair value measurement Hierarchy). During the six month period ended June 30, 2025, the company recognized revaluation income in the amount of NIS 3,503 (see also note 4B above).

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 7 - Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	Partial exercise of Commitment Amount

During the period commencing on July 1, 2025 through the issuance date of these condensed interim financial statements, the Company sold 999,720,000 ordinary shares to Yorkville out of the Commitment Amount under the NEW SEPA for a total purchase price of $629 thousand.

B.	Increasing the Company registered shares

On August 18, 2025, at the adjourned Annual General Meeting, the Company’s shareholders approved, among others, to increase the Company’s registered share capital to 500,000,000,000 ordinary shares, and the authorization of the board of directors to effect a reverse share split of the Company’s issued and outstanding ordinary Shares, at a ratio ranging from 1:50 to 1:200, to be determined at the Board’s discretion at any time within 12 months from the date of the Meeting.